Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-172122 on Form F-3 and on Registration Statements No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820 on Form S-8 filed by Elbit Imaging Ltd. of our report dated March 31, 2014 relating to the consolidated financial statements of Elbit Imaging Ltd. as of December 31, 2013, which report expresses an unqualified opinion and includes explanatory paragraphs relating to: (i) a substantial doubt about a consolidated subsidiary ability to continue as a going concern; (ii) claims that have been filed against Group companies for some of which petitions have been applied to certify as class actions suits, and one of which was certified as a class action; (iii) a change of an accounting method for jointly controlled entities from the proportionate consolidated method to the equity method in the years ended December 31, 2013 and 2012 due to the adoption of IFRS 11 Joint Arrangements as of January 1, 2013,  appearing in this Report on Form 6-K of Elbit Imaging Ltd., as filed with the Securities and Exchange Commission.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 31, 2014